Exhibit 99.1

GDS Reports

Second Quarter 2025 Results

GDS Holdings Limited Reports Second Quarter 2025 Results

Shanghai, China, August 20, 2025 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Net revenue increased by 12.4% year-over-year (“Y-o-Y”) to RMB2,900.3 million (US$404.9 million) in the second quarter of 2025 (2Q2024: RMB2,579.6 million).

•	Net loss was RMB70.6 million (US$9.9 million) in the second quarter of 2025 (2Q2024: RMB231.8 million).

•	Net loss margin was 2.4% in the second quarter of 2025 (2Q2024: 9.0%).

•	Adjusted EBITDA (non-GAAP) increased by 11.2% Y-o-Y to RMB1,371.8 million (US$191.5 million) in the second quarter of 2025 (2Q2024: RMB1,233.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 47.3% in the second quarter of 2025 (2Q2024: 47.8%).

Second Quarter 2025 Operating Highlights

•	Total area committed and pre-committed increased by 8.1% Y-o-Y to 663,959 sqm as of June 30, 2025 (June 30, 2024: 614,094 sqm).

•	Area utilized increased by 14.1% Y-o-Y to 479,186 sqm as of June 30, 2025 (June 30, 2024: 419,976 sqm).

•	Area in service increased by 6.5% Y-o-Y to 618,060 sqm as of June 30, 2025 (June 30, 2024: 580,165 sqm)

•	Utilization rate (area utilized divided by area in service) was 77.5% as of June 30, 2025 (June 30, 2024: 72.4%).

“Our disciplined execution drove another quarter of solid operational and financial performance,” stated Mr. William Huang, Chairman and CEO of GDS. “We continued to accelerate the delivery of our backlog while maintaining a selective approach to new orders. The successful initial public offering of our C-REIT on the Shanghai Stock Exchange marks a key strategic milestone. Moving forward to the second half of the year, we are well-positioned to capture new business opportunities in Tier 1 markets, driven by tailwinds of AI evolution.”

“In the second quarter of 2025, our revenue increased by 12.4% and adjusted EBITDA grew by 11.2% year-over-year, with an adjusted EBITDA margin of 47.3%. On the funding side, we raised net proceeds of US$676 million through new convertible senior notes and equity. Our new C-REIT platform provides us with enhanced financing flexibility. We remain focused on creating sustainable, long-term value for our business partners and shareholders,” Mr. Dan Newman, Chief Financial Officer, added.

Second Quarter 2025 Financial Results For Continuing Operations

Net revenue in the second quarter of 2025 was RMB2,900.3 million (US$404.9 million), a 12.4% increase over the same period last year of RMB2,579.6 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers.

Cost of revenue in the second quarter of 2025 was RMB2,211.4 million (US$308.7 million), a 9.8% increase over the same period last year of RMB2,013.9 million. The Y-o-Y increase was in line with the continued ramp-up of our data centers.

Gross profit was RMB688.9 million (US$96.2 million) in the second quarter of 2025, a 21.8% increase over the same period last year of RMB565.7 million.

Gross profit margin was 23.8% in the second quarter of 2025, compared with 21.9% in the same period last year. The Y-o-Y increase was mainly due to a lower level of operating costs as a percentage of net revenue as our data centers continue to ramp up.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,509.5 million (US$210.7 million) in the second quarter of 2025, a 14.0% increase over the same period last year of RMB1,324.3 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 52.0% in the second quarter of 2025, compared with 51.3% in the same period last year. The Y-o-Y increase was mainly due to a lower level of cash operating costs as a percentage of net revenue as our data centers continue to ramp up.

Selling and marketing expenses, excluding share-based compensation expenses of RMB5.5 million (US$0.8 million), were RMB28.5 million (US$4.0 million) in the second quarter of 2025, a 47.9% increase over the same period last year of RMB19.3 million (excluding share-based compensation of RMB4.0 million). The Y-o-Y increase was mainly due to higher sales-related personnel costs.

General and administrative expenses, excluding share-based compensation expenses of RMB40.4 million (US$5.6 million), depreciation and amortization expenses of RMB62.6 million (US$8.7 million) and operating lease cost relating to prepaid land use rights of RMB15.6 million (US$2.2 million), were RMB113.0 million (US$15.8 million) in the second quarter of 2025, a 46.6% increase over the same period last year of RMB77.1 million (excluding share-based compensation expenses of RMB39.7 million, depreciation and amortization expenses of RMB71.2 million and operating lease cost relating to prepaid land use rights of RMB16.9 million). The Y-o-Y increase was mainly due to an increase in corporate expenses in line with business growth.

Research and development costs were RMB8.8 million (US$1.2 million) in the second quarter of 2025, compared with RMB10.9 million in the same period last year.

Net interest expenses for the second quarter of 2025 were RMB405.0 million (US$56.5 million), a 10.1% decrease over the same period last year of RMB450.3 million. The Y-o-Y decrease was mainly due to a lower level of total borrowings, lower interest rates and higher interest income earned on cash proceeds from our recent capital market transactions which was put on deposit.

Foreign currency exchange gain for the second quarter of 2025 was RMB1.4 million (US$0.2 million), compared with RMB3.4 million in the same period last year.

Others, net for the second quarter of 2025 was positive RMB9.2 million (US$1.3 million), compared with positive RMB7.2 million in the same period last year.

Income tax expenses for the second quarter of 2025 were RMB64.9 million (US$9.1 million), compared with RMB59.9 million in the same period last year.

Share of results of equity method investees for the second quarter of 2025 was a loss of RMB25.9 million (US$3.6 million), mainly arising from our investment in DayOne Data Centers Limited, compared with nil in the same period last year.

Net loss in the second quarter of 2025 was RMB70.6 million (US$9.9 million), compared with RMB231.8 million in the same period last year. The Y-o-Y decrease was mainly due to the faster ramp-up of our data centers.

Basic loss per ordinary share in the second quarter of 2025 was RMB0.06 (US$0.01), compared with RMB0.16 in the same period last year. Diluted loss per ordinary share in the second quarter of 2025 was RMB0.06 (US$0.01), compared with RMB0.16 in the same period last year.

Basic loss per American Depositary Share (“ADS”) in the second quarter of 2025 was RMB0.46 (US$0.06), compared with RMB1.30 in the same period last year. Diluted loss per ADS in the second quarter of 2025 was RMB0.46 (US$0.06), compared with RMB1.30 in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding income (loss) from discontinued operations, net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries. Adjusted EBITDA was RMB1,371.8 million (US$191.5 million) in the second quarter of 2025, an 11.2% increase over the same period last year of RMB1,233.2 million.

Adjusted EBITDA margin (non-GAAP) was 47.3% in the second quarter of 2025, compared with 47.8% in the same period last year. The Y-o-Y decrease was mainly due to an increase in corporate expenses as a percentage of net revenue.

Liquidity

As of June 30, 2025, cash was RMB13,123.8 million (US$1,832.0 million).

Total short-term debt was RMB4,493.1 million (US$627.2 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB3,819.8 million (US$533.2 million) and the current portion of finance lease and other financing obligations of RMB673.3 million (US$94.0 million). Total long-term debt was RMB41,942.2 million (US$5,854.9 million), comprised of long-term borrowings (excluding current portion) of RMB22,321.2 million (US$3,115.9 million), the non-current portion of convertible bonds payable of RMB12,344.7 million (US$1,723.3 million) and the non-current portion of finance lease and other financing obligations of RMB7,276.3 million (US$1,015.7 million).

During the second quarter of 2025, the Company obtained new debt financing and refinancing facilities of RMB4,451.0 million (US$621.3 million). During the second quarter of 2025, the Company also raised net cash proceeds of approximately US$534.9 million through the issuance of new convertible senior notes and US$141.6 million through the issuance of new equity (US$676.5 million in aggregate).

Second Quarter 2025 Operating Results

Sales

Total area committed and pre-committed at the end of the second quarter of 2025 was 663,959 sqm, compared with 614,094 sqm at the end of the second quarter of 2024 and 649,561 sqm at the end of the first quarter of 2025, an increase of 8.1% Y-o-Y and 2.2% quarter-over-quarter (“Q-o-Q”), respectively. In the second quarter of 2025, gross additional total area committed was 22,741 sqm. Net additional total area committed was 14,398 sqm. The difference is mainly due to a churn of 8,343 sqm of area committed.

Data Center Resources

Area in service at the end of the second quarter of 2025 was 618,060 sqm, compared with 580,165 sqm at the end of the second quarter of 2024 and 610,685 sqm at the end of the first quarter of 2025, an increase of 6.5% Y-o-Y and 1.2% Q-o-Q.

Area under construction at the end of the second quarter of 2025 was 132,235 sqm, compared with 117,861 sqm at the end of the second quarter of 2024 and 132,208 sqm at the end of the first quarter of 2025, an increase of 12.2% Y-o-Y and remaining flat Q-o-Q, respectively.

Commitment rate for area in service was 91.5% at the end of the second quarter of 2025, compared with 92.3% at the end of the second quarter of 2024 and 90.9% at the end of the first quarter of 2025. Pre-commitment rate for area under construction was 74.7% at the end of the second quarter of 2025, compared with 66.9% at the end of the second quarter of 2024 and 71.6% at the end of the first quarter of 2025.

Move-In

Area utilized at the end of the second quarter of 2025 was 479,186 sqm, compared with 419,976 sqm at the end of the second quarter of 2024 and 462,423 sqm at the end of the first quarter of 2025, an increase of 14.1% Y-o-Y and 3.6% Q-o-Q. In the second quarter of 2025, gross additional area utilized was 22,448 sqm. Net additional area utilized was 16,763 sqm. The difference is mainly due to churn of 5,685 sqm of area utilized.

Utilization rate for area in service was 77.5% at the end of the second quarter of 2025, compared with 72.4% at the end of the second quarter of 2024 and 75.7% at the end of the first quarter of 2025.

Recent Development

Completion of C-REIT IPO and Listing on the Shanghai Stock Exchange

The Company recently announced the launch, pricing and completion of the initial public offering (“IPO”) of its China REIT (C-REIT).

The C-REIT acquired from GDS a 100% equity interest in a project company which holds stabilized data center assets. The acquisition was funded by an IPO on the Shanghai Stock Exchange. The units issued by the C-REIT in the IPO were 20% subscribed by GDS, 50% by cornerstone institutional investors in a pre-placement subject to lock-up commitments of between one to three years, and the remaining 30% through an institutional bookbuilding process and retail public offering which were heavily over-subscribed.

The C-REIT issued 800,000,000 units in the IPO at an offering price of RMB3.00 per unit. The total gross proceeds received by the C-REIT was RMB2,400 million. The implied EV / EBITDA at the offering price was 16.9 times, based on projected EBITDA for 2026 of RMB141.8 million as stated in the offering memorandum. The implied dividend yield per unit at the offering price was 5.2 per cent, based on projected cash flow available for distribution for 2026 of RMB124.8 million as stated in the offering memorandum.

On completion of the sale and purchase of the project company in late July 2025, GDS is entitled to receive total net cash proceeds of approximately RMB2,073 million net of income tax. GDS has de-consolidated the project company. The net debt and other liabilities (total liabilities net of current assets) were approximately RMB30 million at the time of deconsolidation. In conjunction with the sale, GDS concurrently reinvested RMB480 million for 20% of the C-REIT.

The C-REIT started trading on the Shanghai Stock Exchange on August 8, 2025 under fund code 508060.

Business Outlook

After taking into consideration the impact of the C-REIT transaction which was not included in its original guidance, the Company confirms that the previously provided guidance of total revenues for the year of 2025 of RMB11,290 – RMB11,590 million and Adjusted EBITDA of RMB5,190 – RMB5,390 million remain unchanged.

The Company revises its guidance of total capex (investment cashflow) for the year of 2025 down from approximately RMB4,300 million to approximately RMB2,700 million. This comprises approximately RMB4,800 million of organic capex (which remains unchanged), less the net cash proceeds received to date of approximately RMB500 million from the ABS transaction (which was included in the original guidance), and less the net cash proceeds after reinvestment of approximately RMB1,600 million from the C-REIT transaction (which was not included in the original guidance).

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on August 20, 2025 (8:00 p.m. Beijing Time on August 20, 2025) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BI9125586716a847c3bbf602d1d87b966a

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance (primarily gain or loss on deconsolidation of subsidiaries and share of results of equity method investees), whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operation from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, gain on deconsolidation of subsidiaries and share of results of equity method investees, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation, share of results of equity method investees and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS Holdings’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of GDS Holdings’ major equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business operations of its major equity investees, such as South East Asia; GDS Holdings’ ability to monetize its existing data center assets through transactions such as public REITs, ABS Scheme, data center funds, joint ventures, sale and lease-back arrangements and private asset sales; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
Assets
Current assets
Cash	7,867,659	13,123,751	1,832,005
Accounts receivable, net of allowance for credit losses	3,021,956	2,939,817	410,383
Value-added-tax (“VAT”) recoverable	240,506	245,932	34,331
Prepaid expenses and other current assets	482,950	571,703	79,807
Held for sale assets, current	0	1,057,213	147,581
Total current assets	11,613,071	17,938,416	2,504,107
Non-current assets
Long-term investments in equity investees	7,544,555	7,992,290	1,115,681
Property and equipment, net	40,204,133	39,483,401	5,511,670
Prepaid land use rights, net	21,774	16,357	2,283
Operating lease right-of-use assets	5,193,408	5,026,725	701,704
Goodwill and intangible assets, net	6,367,493	5,640,294	787,355
Other non-current assets	2,704,194	3,101,572	432,963
Total non-current assets	62,035,557	61,260,639	8,551,656
Total assets	73,648,628	79,199,055	11,055,763
Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	4,341,649	3,819,780	533,221
Convertible bonds payable, current	575	0	0
Accounts payable	2,593,305	2,691,358	375,699
Accrued expenses and other payables	1,389,072	1,481,129	206,758
Operating lease liabilities, current	117,345	114,565	15,993
Finance lease and other financing obligations, current	636,152	673,303	93,989
Held for sale liabilities, current	0	202,918	28,326
Total current liabilities	9,078,098	8,983,053	1,253,986
Non-current liabilities
Long-term borrowings, excluding current portion	21,905,985	22,321,232	3,115,924
Convertible bonds payable, non-current	8,576,583	12,344,675	1,723,250
Operating lease liabilities, non-current	1,279,726	1,250,300	174,535
Finance lease and other financing obligations, non-current	7,601,651	7,276,321	1,015,735
Other long-term liabilities	1,537,952	1,432,400	199,955
Total non-current liabilities	40,901,897	44,624,928	6,229,399
Total liabilities	49,979,995	53,607,981	7,483,385
Mezzanine equity
Redeemable preferred shares	1,080,656	1,076,027	150,208
Total mezzanine equity	1,080,656	1,076,027	150,208
GDS Holdings Limited shareholders' equity
Ordinary shares	527	562	78
Additional paid-in capital	29,596,268	30,701,491	4,285,763
Accumulated other comprehensive loss	(1,094,377)	(947,243)	(132,228)
Accumulated deficit	(6,044,372)	(5,353,651)	(747,341)
Total GDS Holdings Limited shareholders' equity	22,458,046	24,401,159	3,406,272
Non-controlling interests	129,931	113,888	15,898
Total equity	22,587,977	24,515,047	3,422,170
Total liabilities, mezzanine equity and equity	73,648,628	79,199,055	11,055,763

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,579,594	2,722,908	2,898,398	404,601	5,011,828	5,621,306	784,704
Equipment sales	0	250	1,890	264	0	2,140	299
Total net revenue	2,579,594	2,723,158	2,900,288	404,865	5,011,828	5,623,446	785,003
Cost of revenue	(2,013,868)	(2,078,333)	(2,211,362)	(308,694)	(3,924,899)	(4,289,695)	(598,818)
Gross profit	565,726	644,825	688,926	96,171	1,086,929	1,333,751	186,185
Operating expenses
Selling and marketing expenses	(23,237)	(32,764)	(33,977)	(4,743)	(53,513)	(66,741)	(9,317)
General and administrative expenses	(204,959)	(238,936)	(231,536)	(32,321)	(447,437)	(470,472)	(65,675)
Research and development expenses	(10,889)	(7,889)	(8,826)	(1,232)	(20,869)	(16,715)	(2,333)
Income from continuing operations	326,641	365,236	414,587	57,875	565,110	779,823	108,860
Other income (expenses):
Net interest expenses	(450,271)	(441,477)	(404,989)	(56,534)	(912,779)	(846,466)	(118,162)
Foreign currency exchange gain, net	3,404	1,018	1,376	192	10,239	2,394	334
Others, net	7,245	9,685	9,245	1,291	14,329	18,930	2,643
Gain on deconsolidation of subsidiaries	0	1,057,045	0	0	0	1,057,045	147,558
(Loss) income from continuing operations before income taxes and share of results of equity method investees	(112,981)	991,507	20,219	2,824	(323,101)	1,011,726	141,233
Income tax expenses	(59,864)	(199,701)	(64,858)	(9,054)	(122,256)	(264,559)	(36,931)
Share of results of equity method investees	0	(27,732)	(25,945)	(3,622)	0	(53,677)	(7,493)
Net (loss) income from continuing operations	(172,845)	764,074	(70,584)	(9,852)	(445,357)	693,490	96,809
Discontinued operations
Loss from operations of discontinued operations, net of income taxes	(58,923)	0	0	0	(131,342)	0	0
Gain on deconsolidation of subsidiaries	0	0	0	0	0	0	0
Loss from discontinued operations	(58,923)	0	0	0	(131,342)	0	0
Net (loss) income	(231,768)	764,074	(70,584)	(9,852)	(576,699)	693,490	96,809
Net (loss) income from continuing operations	(172,845)	764,074	(70,584)	(9,852)	(445,357)	693,490	96,809
Net income from continuing operations attributable to non-controlling interests	(2,008)	(1,053)	(1,716)	(240)	(3,186)	(2,769)	(387)
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders	(174,853)	763,021	(72,300)	(10,092)	(448,543)	690,721	96,422
Loss from discontinued operations	(58,923)	0	0	0	(131,342)	0	0
Net income from discontinued operations attributable to non-controlling interests	(1,430)	0	0	0	(1,148)	0	0
Net loss from discontinued operations attributable to redeemable non-controlling interests	9,465	0	0	0	9,465	0	0
Net loss from discontinued operations attributable to GDS Holdings Limited shareholders	(50,888)	0	0	0	(123,025)	0	0
Net (loss) income attributable to GDS Holdings Limited shareholders	(225,741)	763,021	(72,300)	(10,092)	(571,568)	690,721	96,422
Cumulative dividend on redeemable preferred shares	(13,477)	(13,455)	(13,621)	(1,901)	(26,935)	(27,076)	(3,780)
Net (loss) income available to GDS Holdings Limited ordinary shareholders	(239,218)	749,566	(85,921)	(11,993)	(598,503)	663,645	92,642
(Loss) income per ordinary share
Basic	(0.16)	0.49	(0.06)	(0.01)	(0.41)	0.44	0.06
Diluted	(0.16)	0.43	(0.06)	(0.01)	(0.41)	0.41	0.06
Weighted average number of ordinary share outstanding
Basic	1,470,013,200	1,484,257,047	1,500,872,881	1,500,872,881	1,469,997,608	1,492,610,864	1,492,610,864
Diluted	1,470,013,200	1,797,675,770	1,500,872,881	1,500,872,881	1,469,997,608	1,665,829,316	1,665,829,316

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(231,768)	764,074	(70,584)	(9,852)	(576,699)	693,490	96,809
Foreign currency translation adjustments, net of nil tax	(16,334)	16,434	30,947	4,320	(72,359)	47,381	6,614
Other comprehensive (loss) income from share of results of equity method investees	0	(3,394)	103,682	14,473	0	100,288	14,000
Comprehensive (loss) income	(248,102)	777,114	64,045	8,941	(649,058)	841,159	117,423
Comprehensive income attributable to non-controlling interests	(2,323)	(1,161)	(2,143)	(299)	(2,420)	(3,304)	(461)
Comprehensive loss attributable to redeemable non-controlling interests	5,548	0	0	0	5,548	0	0
Comprehensive (loss) income attributable to GDS Holdings Limited shareholders	(244,877)	775,953	61,902	8,642	(645,930)	837,855	116,962

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(231,768)	764,074	(70,584)	(9,852)	(576,699)	693,490	96,809
Net loss from discontinued operations	58,923	0	0	0	131,342	0	0
Depreciation and amortization	790,901	856,519	856,615	119,579	1,573,573	1,713,134	239,144
Amortization of debt issuance cost and debt discount	23,983	31,804	22,169	3,094	58,967	53,973	7,534
Share-based compensation expense	75,682	61,977	61,202	8,543	152,328	123,179	17,194
Share of results of equity method investees	0	27,732	25,945	3,622	0	53,677	7,493
Gain on deconsolidation of subsidiaries	0	(1,057,045)	0	0	0	(1,057,045)	(147,558)
Others	(34,365)	8,172	(9,980)	(1,393)	(22,428)	(1,808)	(252)
Changes in operating assets and liabilities	(83,913)	86,839	(20,244)	(2,827)	(817,159)	66,595	9,297
Net cash provided by operating activities from continuing operations	599,443	780,072	865,123	120,766	499,924	1,645,195	229,661
Net cash used in operating activities from discontinued operations	(106,926)	0	0	0	(132,379)	0	0
Net cash provided by operating activities	492,517	780,072	865,123	120,766	367,545	1,645,195	229,661
Purchase of property and equipment and land use rights	(852,847)	(1,009,328)	(1,264,798)	(176,559)	(1,795,879)	(2,274,126)	(317,456)
Receipts (payments) related to acquisitions and investments	1,507,298	(360,085)	900,272	125,673	1,098,023	540,187	75,407
Net cash provided by (used in) investing activities from continuing operations	654,451	(1,369,413)	(364,526)	(50,886)	(697,856)	(1,733,939)	(242,049)
Net cash used in investing activities from discontinued operations	(1,146,380)	0	0	0	(1,798,455)	0	0
Net cash used in investing activities	(491,929)	(1,369,413)	(364,526)	(50,886)	(2,496,311)	(1,733,939)	(242,049)
Net cash (used in) provided by financing activities from continuing operations	(119,209)	275,032	5,144,746	718,179	1,179,067	5,419,778	756,572
Net cash provided by financing activities from discontinued operations	2,374,514	0	0	0	3,107,482	0	0
Net cash provided by financing activities	2,255,305	275,032	5,144,746	718,179	4,286,549	5,419,778	756,572
Effect of exchange rate changes on cash and restricted cash	30,883	(242)	(15,673)	(2,188)	20,974	(15,915)	(2,222)
Net increase (decrease) of cash and restricted cash	2,286,776	(314,551)	5,629,670	785,871	2,178,757	5,315,119	741,962
Cash and restricted cash at beginning of period	7,809,913	8,093,530	7,778,979	1,085,904	7,917,932	8,093,530	1,129,813
Reclassification as assets of disposal group classified as held for sale	0	0	(87,260)	(12,181)	0	(87,260)	(12,181)
Cash and restricted cash at end of period	10,096,689	7,778,979	13,321,389	1,859,594	10,096,689	13,321,389	1,859,594
Less: Cash and restricted cash of discontinued operations at end of period	(1,584,813)	0	0	0	(1,584,813)	0	0
Cash and restricted cash of continuing operations at end of period	8,511,876	7,778,979	13,321,389	1,859,594	8,511,876	13,321,389	1,859,594

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended							Six months ended
	June 30, 2024		March 31, 2025		June 30, 2025			June 30, 2024		June 30, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Gross profit	565,726	21.9	644,825	23.7	688,926	96,171	23.8	1,086,929	21.7	1,333,751	186,185	23.7
Depreciation and amortization	718,446	27.9	790,737	29.0	793,632	110,787	27.3	1,428,945	28.5	1,584,369	221,169	28.1
Operating lease cost relating to prepaid land use rights	10,706	0.3	12,016	0.4	11,399	1,591	0.4	21,340	0.4	23,415	3,269	0.4
Accretion expenses for asset retirement costs	1,690	0.1	1,828	0.1	1,817	254	0.1	3,388	0.1	3,645	509	0.1
Share-based compensation expenses	27,755	1.1	6,016	0.2	13,728	1,916	0.4	53,851	1.1	19,744	2,756	0.4
Adjusted GP	1,324,323	51.3	1,455,422	53.4	1,509,502	210,719	52.0	2,594,453	51.8	2,964,924	413,888	52.7

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended							Six months ended
	June 30, 2024		March 31, 2025		June 30, 2025			June 30, 2024		June 30, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Net (loss) income	(231,768)	(9.0)	764,074	28.1	(70,584)	(9,852)	(2.4)	(576,699)	(11.5)	693,490	96,809	12.3
Loss from discontinued operations	58,923	2.3	0	0.0	0	0	0.0	131,342	2.6	0	0	0.0
Net (loss) income from continuing operations	(172,845)	(6.7)	764,074	28.1	(70,584)	(9,852)	(2.4)	(445,357)	(8.9)	693,490	96,809	12.3
Net interest expenses	450,271	17.5	441,477	16.2	404,989	56,534	14.0	912,779	18.2	846,466	118,162	15.1
Income tax expenses	59,864	2.3	199,701	7.3	64,858	9,054	2.2	122,256	2.4	264,559	36,931	4.7
Share of results of equity method investees	0	0.0	27,732	1.0	25,945	3,622	0.9	0	0.0	53,677	7,493	1.0
Gain on deconsolidation of subsidiaries	0	0.0	(1,057,045)	(38.8)	0	0	0.0	0	0.0	(1,057,045)	(147,558)	(18.9)
Depreciation and amortization	790,901	30.6	856,519	31.4	856,615	119,579	29.5	1,573,573	31.5	1,713,134	239,144	30.4
Operating lease cost relating to prepaid land use rights	27,603	1.1	27,584	1.0	26,951	3,762	0.9	54,915	1.1	54,535	7,613	1.0
Accretion expenses for asset retirement costs	1,690	0.1	1,828	0.1	1,817	254	0.1	3,388	0.1	3,645	509	0.1
Share-based compensation expenses	75,682	2.9	61,977	2.3	61,202	8,543	2.1	152,328	3.0	123,179	17,194	2.2
Adjusted EBITDA	1,233,166	47.8	1,323,847	48.6	1,371,793	191,496	47.3	2,373,882	47.4	2,695,640	376,297	47.9